SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

SUN HYDRAULICS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

866942 10 5

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 866942 10 5	13G	Page 2 of 10

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Beverly L. Koski
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 448,753
(6) Shared Voting Power 4,043,258
(7) Sole Dispositive Power 448,753
(8) Shared Dispositive Power 4,043,258
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,011
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 17.5%
12)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 866942 10 5	13G	Page 3 of 10

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Christine L. Koski
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 342,778
(6) Shared Voting Power 4,043,258
(7) Sole Dispositive Power 342,778
(8) Shared Dispositive Power 4,043,258
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,386,036
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 17.1%
12)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 866942 10 5	13G	Page 4 of 10

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Robert C. Koski
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 38,412
(6) Shared Voting Power 4,043,258
(7) Sole Dispositive Power 38,412
(8) Shared Dispositive Power 4,043,258
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,081,670
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 15.9%
12)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 866942 10 5	13G	Page 5 of 10

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas L. Koski
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 230,550
(6) Shared Voting Power 4,043,258
(7) Sole Dispositive Power 230,550
(8) Shared Dispositive Power 4,043,258
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,273,808
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 16.6%
12)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 866942 10 5	13G	Page 6 of 10

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Koski Family Limited Partnership EIN: 75-2707549
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 4,043,258
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,043,258
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,043,258
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 15.8%
12)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 866942 10 5	13G	Page 7 of 10

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1	(a).	Name of Issuer:

SUN HYDRAULICS CORPORATION

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1500 West University Parkway Sarasota, FL 34243

Item 2	(a).	Name of Person Filing:

Beverly L. Koski Christine L. Koski Robert C. Koski Thomas L. Koski Koski Family Limited Partnership

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

1500 West University Parkway Sarasota, FL 34243

Item 2	(c).	Citizenship:

U.S.

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 per share

Item 2	(e).	CUSIP Number:

866942 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 866942 10 5	13G	Page 8 of 10

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified by Item 1.

(a) Amount Beneficially Owned:

See Response to Item 9 on cover pages.

(b) Percent of Class:

See Response to Item 9 on cover pages.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

See Response to Item 5 on cover pages.

(ii) shared power to vote or to direct the vote:

See Response to Item 6 on cover pages.

(iii) sole power to dispose or to direct the disposition of:

See Response to Item 7 on cover pages.

(iv) shared power to dispose or to direct the disposition of:

See Response to Item 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certifications:

Not applicable

CUSIP NO. 866942 10 5	13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012

/s/ Beverly L. Koski
BEVERLY L. KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner

CUSIP NO. 866942 10 5	13G	Page 10 of 10

EXHIBIT A

RULE 13d-1(k) AGREEMENT

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Sun Hydraulics Corporation at December 31, 2011.

/s/ Beverly L. Koski
BEVERLY L. KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner